

April 3, 2026

Thomas James Segrave, Jr.
Chief Executive Officer
flyExclusive, Inc.
2860 Jetport Road
Kinston, NC 28504

      Re: flyExclusive, Inc.
          Registration Statement on Form S-3
          Filed March 27, 2026
          File No. 333-294687

Dear Thomas James Segrave Jr.:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Purcell at 202-551-5351 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Nicholas Massey